Camber Energy, Inc. 10-K

Exhibit 99.1

Graves & Co. Consulting LLC

Oil and Gas Reserves and Valuations

May 27, 2019

Camber Energy, Inc.

1415 Louisiana, Suite 3500

Houston, TX 77002

Re: Estimated Proved Reserves and Future Net Revenue, Remaining As of March 31, 2019 Securities and Exchange Commission Case

Gentlemen:

At your request Graves & Co. Consulting LLC of Houston, Texas (“Graves”) has prepared an estimate of the proved oil, natural gas and NGL reserves in which Camber Energy, Inc. (“Camber”) has certain interests.

Graves has reviewed 100% of Camber’s proved developed producing, proved developed non- producing and proved shut-in reserves located in Glasscock and Hutchinson counties, Texas. This report presents our assessment of those reserves as of the effective date of this report, March 31, 2019, having completed the evaluation of said estimate of reserves based upon the information presented within this report on May 27, 2019. This report is provided for inclusion in future filings with the Securities and Exchange Commission.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial Accounting and Reporting for Oil and Gas Producing Activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summary of these definitions is included, it follows as an attachment to this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of March 31, 2019 utilizing SEC guidelines in effect at March 31, 2019. After these product prices were applied, the product prices were not escalated. The costs of operations, i.e. prices and costs, were not escalated above current values as detailed later in this report. The present value of the cash flow is discounted at 10% and is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study related to our estimate of the total proved reserves attributable to Camber and remaining to be produced as of March 31, 2019 are as follows:

Graves & Co. Consulting LLC ■ 2777 Allen Parkway, Suite 1200, Houston, Texas 77019
713/650-0811 ■ info@gravesconsulting.us ■ www.gravesconsulting.us

Estimated Reserves and Future Net Revenue	Graves & Co. Consulting LLC
Camber Energy, Inc. Interests	May 27, 2019
As of March 31, 2019 – SEC Report	Page 2

SEC Case

Non-Escalated Pricing Scenario
Estimated Reserves and Future Net Income

Net to Camber Energy, Inc. Interests
As of March 31, 2019

	Proved
	Producing	Non-Producing	Shut-In	Total Proved
Net Reserves
Oil/Condensate-MBbls	76.5	48.0	—	124.5
Gas-MMcf	208.7	—	—	208.7
NGL-MBbls	44.1	—	—	44.1

Income Data (M$)
Future Gross Revenue	$6,191.7	$3,031.8	$—	$9,223.5
AdVal Tax	$151.6	$75.8	$—	$227.4
Severance Tax	$246.1	$139.5	$—	$385.6
Operating Costs	$2,418.0	$1,042.1	$—	$3,460.1
Capital Costs	$—	$595.0	$—	$595.0
Future Net Income (FNI)	$3,376.0	$1,179.5	$—	$4,555.5
FNI @ 10%	$1,977.4	$662.2	$—	$2,639.6

Note: There may be differences in the addition as a result of computer program rounding of numbers.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure base of the areas wherein the gas reserves are located.

Discussion

The scope of this study was to prepare an estimate of the proved reserves attributable to Camber’s ownership position in the subject properties. Reserve estimates were prepared by Graves using acceptable evaluation principles for each source and were based in large part on the basic information supplied by Camber.

The quantities presented herein are estimated reserves of oil, natural gas and natural gas liquid volumes that geologic and engineering data demonstrate can be recovered from known reservoirs under specific economic conditions with reasonable certainty.

Certain properties have been drilled, completed, and previously produced. All proved develop non-producing properties are considered to have recoverable reserves and are scheduled to be placed on production at a future time. The proved shut-in properties are considered to not have additional reserves.

Texas Registered Engineering Firm No. F - 19125

Estimated Reserves and Future Net Revenue	Graves & Co. Consulting LLC
Camber Energy, Inc. Interests	May 27, 2019
As of March 31, 2019 – SEC Report	Page 3

Certain properties which have been producing are currently shut-in. The properties are considered to have recoverable reserves and are scheduled to be placed on production at a future time, once various issues have been corrected. These properties may require remedial action before they can be restored to production.

The estimated future net revenue and discounted present value associated with the reserves as of March 31, 2019 were prepared utilizing a pricing scenario that is detailed later in this report. Costs of operations were provided by Camber, some of these costs were reported to have been obtained from Apache, who is the operator of the properties in Glasscock County. Properties in Hutchinson County were purchased as non-producing properties and are currently being worked on to return the wells to production. Capital cost estimates for returning the wells to production have been applied. These costs were reviewed by Graves and are considered to be reasonable.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.

Spraberry Unit

Camber owns a non-working interest in twenty-eight (28) wells located in Glasscock County. Apache Corporation is the operator of these wells. Current production is approximately 18.6 BOPD, 63 MCFPD and 16.7 BPD of NGL liquids.

Hutchinson County Fields

Camber recently acquired leasehold interests in Hutchinson County consisting of 53 non- producing wells and 5 SWD wells. The acquisition is of approximately 637.5 / 555 (gross / net) acres. These non-producing wells are currently in the process of being returned to production. Since acquiring this asset eleven wells have been returned to production.

Data Source

Basic well and field data used in the preparation of this report were furnished by Camber or were obtained from commercial sources. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Ownership interest, revenues received from the sale of products and operating costs were furnished by Camber. No physical inspection of the properties was made nor any well tests conducted at this time.

Ownership

Ownership interests in the subject properties have been furnished by Camber and accepted by Graves without independent verification.

Texas Registered Engineering Firm No. F - 19125

Estimated Reserves and Future Net Revenue	Graves & Co. Consulting LLC
Camber Energy, Inc. Interests	May 27, 2019
As of March 31, 2019 – SEC Report	Page 4

Reserve Estimates

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, well test information, when available, was utilized in the evaluation. Geologic data was reviewed with Camber personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas. Individual well production histories were analyzed and forecast until a calculated economic limit.

Estimates of reserves to be recovered from developed non-producing wells are based upon the typical production and reserve potential of existing Camber or offset wells with consideration to any recently completed wells and their production histories.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for this review.

It should be noted that all reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. These reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns. In addition, there is the possibility of market regulations which have occasionally occurred in the past. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills, noxious emissions, greenhouse gases, drill site location, wildlife protections and extensive permitting processes (sometimes with multiple agencies or governments) may in future adversely affect the ability of Camber to recover the estimated reserves, as well as have the potential to render the reserves uneconomic, in certain as yet undetermined circumstances. To the best of the engineers belief, none of the reserves described in this report are negatively impacted as of the date of this report by any such current regulations.

Producing Rates

For the purpose of this report, estimated reserves are scheduled for Camber primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

Texas Registered Engineering Firm No. F - 19125

Estimated Reserves and Future Net Revenue	Graves & Co. Consulting LLC
Camber Energy, Inc. Interests	May 27, 2019
As of March 31, 2019 – SEC Report	Page 5

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Camber due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

Pricing Provisions and Differentials

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Camber. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage, transportation, measuring or the removal of liquids, and the liquid yield from gas processed, etc., were accepted as presented.

Crude Oil and Condensate - The unit price used throughout this report for crude oil and natural gas is based upon SEC guidelines, which are the average of prices for the first day of each month (FDOM) for the prior twelve months ending March 31, 2019. An average crude price of sixty- three dollars and twelve cents ($63.12) USD per barrel represents the effective average FDOM crude oil price utilized in the evaluation. This respective price for 2019 was held flat throughout the remaining producing life of the properties. For the Apache Operated Spraberry Unit properties there is a pricing adjustment applied to account for quality, location and gravity. This amount is a negative six dollars and ninety-five cents (-$6.95 USD). Prices for liquid reserves scheduled for initial production at some future date were estimated using this same price. The average price realized for liquid reserves, crude oil and condensate, over the producing life of the Spraberry Unit properties, was $56.17 per barrel, and represents the combined effect due to the adjustments for location and quality differentials such as transportation, quality and gravity. Regarding the Hutchinson County properties recently acquired, due to the short time since production has started, negotiations are still underway in regards to long term purchasing contracts, and as such, for now, there is not a differential currently applied to the Hutchinson County oil sales.

Natural Gas and Natural Gas Liquids – The unit price used throughout this report for natural gas is based upon the average First Day of Month (FDOM) of prices for the prior twelve (12) months ending March 31, 2019. The average FDOM gas price is three dollars and sixteen cents ($3.16) per MMBTU. An average gas price of $3.10 per MMBTU represents the effective average natural gas price utilized in the evaluation after deductions. The scheduled price for 2019 was held flat throughout the remaining producing life of the properties. Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price. Gas prices were adjusted by a negative six cents (-$0.06) per MMbtu for location, BTU content and quality. These respective adjustments were held constant thereafter to the economic limit of the properties. Natural Gas Liquids (NGL) pricing was held constant at twenty-five  dollars and forty-three cents per barrel ($25.43/bbl) USD, which represented 45.27 % of the received oil price. This price for NGL reserves was held constant for the life of the properties.

Texas Registered Engineering Firm No. F - 19125

Estimated Reserves and Future Net Revenue	Graves & Co. Consulting LLC
Camber Energy, Inc. Interests	May 27, 2019
As of March 31, 2019 – SEC Report	Page 6

Prices for gas and NGL reserves scheduled for initial production at some future date were estimated using this same price. The average price realized for natural gas reserves over the producing life of the properties was $3.10 per MMBTU, and represents the combined effect due to the adjustments for location and quality differentials such as transportation and the BTU (heating value) of the gas. NGL received price for future reserves was also $25.43/bbl and was held constant for the life of the properties.

Future Net Income

Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development and work-over costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and/or major work-over expense were not escalated throughout the remaining producing life of the properties. Neither the cost to abandon properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 20 percent. In this report the future net income is discounted at a primary rate of ten percent (10.0%).

General

Camber Energy, Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Graves & Co. Consulting LLC nor any of its officers, directors, employees, or independent contractors have any interest in Camber Energy, Inc., or any other related company or the properties reported upon herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

Texas Registered Engineering Firm No. F - 19125

Estimated Reserves and Future Net Revenue	Graves & Co. Consulting LLC
Camber Energy, Inc. Interests	May 27, 2019
As of March 31, 2019 – SEC Report	Page 7

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please feel free to contact us if we can be of further service.

We appreciate the opportunity to be of service to you in the matter of this report and will be glad to address any questions or inquiries you may have.

Very truly yours,

GRAVES & CO. CONSULTING LLC

Allen C. Barron, P.E.
Executive Vice-President

David G. Cole,
Senior Petroleum Engineer,

Texas Registered Engineering Firm No. F - 19125